UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 24, 2010**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (NASDAQ GSM: FFCH), today announced that, through an arrangement with SunTrust Robinson Humphrey, R. Wayne Hall, President and CEO of the Company and Blaise B. Bettendorf, CFO of the Company, will make individual presentations to several analysts and institutional investors at the *2010 SunTrust Robinson Humphrey Financial Services Unconference* on May 25, 2010 in New York, NY. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Investor Presentation of May 25, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: May 24, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Investor Presentation of May 25, 2010

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

NASDAQ: FFCH

May 2010

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2009 Annual Report on Form 10-K for the fiscal year ended September 30, 2009, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

Corporate Profile

- **Coastal Carolina's "Most Convenient Bank"**
  - $3.4 billion in Total Assets
  - Headquartered in Charleston, SC; 65 banking offices
  - Now offering seven-day a week banking in Charleston, Myrtle Beach and Wilmington

- **Diversified business mix**
  - Non-interest income approximates 37.7% of total revenue [(1)]
  - 13 insurance offices / 25 brokerage offices
  - Enhanced wealth management platform

- **Disciplined credit culture throughout 75-year history**
  - Recent enhancements to historically strong credit administration

- **Strategic April 2009 FDIC-assisted transaction**
  - Cape Fear Bank, Wilmington, NC
  - 8 branches and $306 million in deposits
  - $28.9 million Q3'09 gain and protection against future credit losses

- **Experienced management team**
  - Important new hires



First Financial Holdings, Inc.
North Carolina
Burlington
Rock Hill
Union
Laurens
Winnsboro
Conway
Wilmington
Florence
Columbia
South Carolina
Sunset Beach
Myrtle Beach
Ridgeland
Charleston
Beaufort
Hilton Head Island

First Financial Holdings, Inc.

- Retail Banking Offices (47)
- In-Store Offices (18)
- First Southeast Insurance Services (13)
- Kimbrell Insurance Group (1)
- First Southeast Investor Services (25)

(1) Based on the average for the five fiscal years ending September 30, 2009.
Calculation excludes gains/losses on sales of investments, other than temporary impairment, and gains/losses on disposition of assets

2

Experienced Management Team

- **Named Executive Officer and Director ownership equals 4.7% [1]**

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
R. Wayne Hall	President and Chief Executive Officer	59	34	EVP / CRO at Provident Bank
A. Thomas Hood	President of First Federal	63	38	Joined First Federal in 1975
Blaise B. Bettendorf	Executive Vice President - Chief Financial Officer	47	26	SVP / CFO at Carolina Commerce Bank, and Summit National Bank; Previously Audit Manager with PricewaterhouseCoopers
J. Dale Hall	Executive Vice President - Chief Banking Officer	62	40	SVP / Commercial Market Executive at Bank of America
Joseph W. Amy	Executive Vice President - Chief Credit Officer	60	36	Credit positions at Mellon and Fifth Third Bank
Richard A. Arthur	Executive Vice President - Retail Banking	38	14	SVP at Bank of America
Jerry P. Gazes	Executive Vice President - Human Resources	62	36	Joined First Financial/First Federal in 1974
John N. Golding	Executive Vice President - Commercial Banking	42	20	SVP at Wachovia/Wells Fargo
Eartha C. Morris	Executive Vice President - Support Services	53	32	EVP / COO at Congressional Bank EVP / Head of Bank Operations at PNC Bank (formerly Riggs National Bank)
Allison A. Rhyne	Executive Vice President - Insurance Services	57	31	Joined First Financial in 1997
Daniel S. Vroon	Executive Vice President - Wealth Management	42	13	Bank of America

[1] Based on December 16, 2009 Company proxy statement. Ownership includes common stock and options exercisable within 60 days.

Highly Attractive Markets



2009-2014 Projected Household Growth Rate in Number of Households

	Charleston MSA	Wilmington MSA	Mytrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head [1]	All FFCH Markets [2]	SC	NC
Population	645,729	359,383	264,423	62,931	132,947	157,963	1,623,376	4,524,760	9,370,242
Projected Population Growth	8.31 %	14.66 %	16.22 %	4.08 %	3.04 %	11.64 %	11.00 %	6.10 %	8.13 %
Median Household Income ($) [3]	$51,624	$50,477	$46,996	$45,158	$45,101	$62,527	$51,132	$48,210	$51,418
Projected Median HHI Growth [3]	5.41 %	4.07 %	4.10 %	6.12 %	5.81 %	1.16 %	4.56 %	4.74 %	4.31 %
Total Deposits in Market ($mm)	$9,555	$6,078	$5,570	$1,178	$2,127	$3,547	$28,199	$69,795	$303,455
First Federal Depoisits ($mm)	$1,431	$326	$301	$92	$166	$97	$2,413	$2,088	$326
Market Share %	14.98 %	5.36 %	5.41 %	7.84 %	7.81 %	2.73 %	8.61 %	2.99 %	0.11 %
Market Share Rank	2	7	10	5	5	14	4	7	49

Note: FDIC deposit data as of June 30, 2009
[1] Beaufort County, South Carolina
[2] FFCH Banking Markets consist of the 3 North Carolina and 7 South Carolina counties
[3] Weighted average based on FDIC deposit data as of June 30, 2009
Data Source: SNL Financial

4

Market Share

- **Market disruption is a key opportunity…**

Charleston MSA			Headquarters	Total Assets [1]	June '09		June '08 Market Share	June '09 % of Total Deposits
					Total Deposits	Market Share		
Total Deposit	1	Wells Fargo & Co.	San Francisco, CA	$ 1,284,176	$ 2,155	22.6 %	24.8 %	0.3 %
Market=	2	First Financial Holdings, Inc.	Charleston, SC	3,607	1,431	15.0	13.4	59.3
$9,555	3	Bank of American Corp.	Charlotte, NC	2,254,394	1,268	13.2	13.4	0.1
	4	Synovus Financial Corp.	Columbus, GA	34,350	624	6.5	6.6	2.3
	5	First Citizens Bancorp.	Columbia, SC	7,099	510	5.4	5.7	6.5
	6	Tidelands Bancshares Inc.	Mount Pleasant, SC	824	472	5.0	4.6	80.9
	7	BB&T Corp.	Winston-Salem, NC	152,398	450	4.7	4.9	0.4
	8	Carolina Financial Corporation	Charleston, SC	1,132	390	4.1	4.6	49.7
	9	Southcoast Financial Corp.	Mount Pleasant, SC	520	361	3.7	4.2	100.0
	10	South Financial Group, Inc.	Greenville, SC	12,588	260	2.7	2.5	2.7
		Top 10 Institutions			$ 7,921	82.9 %	84.7 %	

Wilmington MSA			Headquarters	Total Assets [1]	June '09		June '08 Market Share	June '09 % of Total Deposits
					Total Deposits	Market Share		
Total Deposit	1	BB&T Corp.	Winston-Salem, NC	$ 152,398	$ 1,632	26.9 %	26.2 %	1.5 %
Market=	2	Wells Fargo & Co.	San Francisco, CA	1,281,476	818	13.4	14.2	0.1
$6,078	3	First Citizens BancShares Inc.	Raleigh, NC	17,318	613	10.1	10.0	3.7
	4	Bank of America, Corp.	Charlotte, NC	2,254,394	606	10.0	10.2	0.1
	5	First Bancorp	Troy, NC	3,518	458	7.5	7.4	15.9
	6	RBC Bancorporation	Raleigh, NC	29,938	412	6.8	5.9	2.2
	7	First Financial Holdings, Inc.	Charleston, SC	3,607	326	5.4	7.5	13.5
	8	Security Savings Bank SSB	Southport, NC	422	244	4.0	4.2	82.6
	9	SunTrust Banks Inc.	Atlanta, GA	176,735	208	3.4	3.0	0.2
	10	NewBridge Bancorp	Greensboro, NC	2,065	133	2.2	2.6	8.0
		Top 10 Institutions			$ 5,450	89.7 %	91.2 %	

Note: Dollars in millions
[1] Financial information as of June 30, 2009
Data Source: SNL Financial

Recent Economic Developments

- Southwest Airlines announced that it intends to fly out of Charleston International Airport in 2011. They have been studying opportunities within South Carolina for some time, saying these markets are attractive business and leisure destinations for existing customers and entry points for new customers.

- Boeing Co. is building its second Dreamliner assembly line in North Charleston. With this announcement, South Carolina has landed one of the biggest economic development deals in recent history. Boeing will invest at least $750 million and create 3,800 direct full-time positions over seven years and it is expected that Boeing suppliers will also add additional jobs to the market.

- Boeing announced a planned expansion of its S.C. operations, unveiling plans for a new interior fabrication and assembly facility. Boeing Fabrication Interiors South Carolina will service the plane maker's new Dreamliner plant, enabling the company to more nimbly put the finishing touches on its new products. About 150 new jobs will be created, including positions for mechanics, major equipment operators, engineers, supply chain logistics personnel, project managers and management, among others.

- A new wind turbine drivetrain testing facility will be constructed at Clemson University Restoration Institute (CURI) Wind Energy R&D Center. The project has received a $45 million grant from the U.S. Department of Energy. That money will be combined with $53 million in matching funding and in-kind work and donations for the construction and operation of the testing facility. According to the U.S. Department of Energy, the development of wind energy could create as many as 20,000 jobs for the Palmetto State.

- Forever 21 Inc. has decided to expand to Charleston. Securing this top international retailer is a huge addition to Downtown Charleston and will benefit the entire retail shopping district. The Los Angeles based fashion retailer known for offering the latest trend-setting merchandise is set to open at the end of 2010 in the former Saks Fifth Avenue store at Majestic Square. This comes on the heels of Saks Fifth Avenue's announcement that they will close their downtown Charleston store.

6

Loan Portfolio and Credit Quality

Loan Composition – March 31, 2010



	Non-Covered	Covered [1]	Total	% of Portfolio
Real Estate - Residential	$ 943	$ 31	$ 974	37%
Real Estate - Construction	27	4	31	1%
Commercial Real Estate	346	88	434	17%
Commercial Construction	37	7	44	2%
Commercial Business	77	9	86	3%
Land - Residential	82	20	102	4%
Land - Commercial	119	30	149	6%
Total Consumer	758	34	792	30%
Home Equity	370	31	401	15%
Manufactured Housing	256	--	256	9%
Marine	71	--	71	3%
Credit Cards	18	--	18	1%
Other	43	3	46	2%
Total Loans	$ 2,389	$ 223	$ 2,612	100%

Note: Dollars in millions
[1] Covered loans represent those acquired in the Cape Fear Bank FDIC-assisted transaction that are subject to a loss-sharing agreement with the FDIC

Loan Composition – March 31, 2010

	Real Estate - Residential	Real Estate - Construction	Commercial Real Estate	Commercial Construction	Commercial Business	Land - Residential	Land - Commercial
Outstanding Balance	$ 973,670	$ 31,593	$ 434,310	$ 44,176	$ 86,017	$ 102,061	$ 148,864
Average Loan Amount	143	205	368	1,163	48	155	245
Weighted Average LTV [1]	69.4 %	74.4 %	56.9 %	62.3 %	30.4 %	73.0 %	71.7 %
LTV Distribution: [1]							
>=91%	14 %	2 %	2 %	--	12 %	7 %	5 %
80% to 90%	29	46	21	21 %	9	42	33
51% to 79%	35	45	41	58	10	36	45
=<50%	22	7	36	21	69	15	17
Fixed Rate	55 %	44 %	85 %	68 %	44 %	92 %	74 %
Variable Rate	45	56	15	32	56	8	26

	Consumer						
	Home Equity	Manufactured Housing	Marine	Other	Total Consumer before Credit Cards	Credit Cards	Total Consumer
Outstanding Balance	$ 401,340	$ 255,819	$ 70,756	$ 45,812	$ 773,727	$ 17,797	$ 791,524
Average Loan Amount	60	38	17	5	28	--	--
Weighted Average LTV [1]	43.5 %	85.2 %	76.1 %	17.1 %	36.2 %	--	--
LTV Distribution: [1]							
>=91%	1 %	40 %	30 %	5 %	16 %	--	--
80% to 90%	20	38	38	9	23	--	--
51% to 79%	18	17	17	6	13	--	--
=<50%	61	5	15	80	48	--	--
Fixed Rate	--	100 %	100 %	36 %	53 %	--	--
Variable Rate	100 %	--	--	64	47	100 %	--

Note: Dollars in thousands
[1] LTVs at time of origination

Loan Geographic Distribution – March 31, 2010



	Portfolio Balance							
	Real Estate-Residential	%	Commercial Real Estate	%	Land	%	Home Equity	%
Charleston	$ 577,923	59.3 %	$ 208,407	48.0 %	$ 109,354	43.6 %	$ 221,849	55.3 %
Florence	44,694	4.6 %	20,550	4.7 %	7,495	3.0 %	19,227	4.8 %
Grand Strand	138,138	14.2 %	60,194	13.9 %	53,126	21.2 %	64,777	16.1 %
Hilton Head	83,297	8.6 %	29,520	6.8 %	18,189	7.2 %	48,988	12.2 %
Wilmington, NC	55,211	5.7 %	97,320	22.4 %	56,629	22.6 %	39,730	9.9 %
Other	74,407	7.6 %	18,319	4.2 %	6,132	2.4 %	6,769	1.7 %
Total	$ 973,670	100.0 %	$ 434,310	100.0 %	$ 250,925	100.0 %	$ 401,340	100.0 %

Note: Dollars in thousands

Thorough Credit Risk Management

- **Credit analysis with 100% of loans underwritten internally**

- **Quarterly independent 3rd party loan reviews**
  - 40% - 60% dollar coverage; sampling includes all loan types

- **Further enhancing credit management process**
  - New Chief Credit Officer started September 1, 2009
  - Credit Policy revised June 2009 to implement more stringent underwriting guidelines, including dual signature approval
  - Line of business underwriting guidelines established to improve lending standards
  - Credit approval authorities revised and implemented

- **Experienced loss mitigation team**
  - Senior manager proactively coordinating loan workout strategies
  - Mortgage resolution support on 1-4 family
  - Monthly problem asset review process to review action plans and monitor progress
  - Problem asset training for all commercial lending teams completed in 1st Quarter

- **Establishment of stand-alone Credit Risk Management Department**
  - Central portfolio credit risk reporting
  - Portfolio concentration management
  - Special Assets department to manage problem loans

Targeted Loan Reviews

- **Focused on Non-Covered Commercial Loans – Real Estate; Construction; Business; Commercial Land (31% of total portfolio)**

- **Reviewed Commercial Land and Acquisition/Development Loans**

- **Reviewed all Commercial Loans as defined > $1 million**

- **Problem Loan Review includes loans > $200,000 and 30 days past due and criticized/classified loans > $500,000**

- **Home Equity Loan property values and borrower credit rating are being updated and evaluated to determine necessary adjustment to the line of credit – close, freeze, etc.**

	March 31, 2010 Non-Covered Balances	Less: Non-Covered Individual Lot Loans	Commercial Balances in Targeted Review	Coverage
Commercial Real Estate	$ 346	--	$ 346	56 %
Commercial Construction	37	--	37	84 %
Commercial Business	77	--	77	30 %
Land	201	($83)	118	93 %
Total	**$ 661**	**($83)**	**$ 578**	**62 %**

Note: Dollars in millions

Credit Quality – March 31, 2010

	Total Portfolio	Total Delinquent [1]	Total Nonaccrual/ NPLs	NPLs as a % of Category Gross Loans	ALLL	ALLL as a % of Category Gross Loans	YTD NCOs	NCOs/ Avg Loans
Real Estate - Residential	$ 973,670	$ 12,253	$ 27,692	2.84 %	$ 9,623	0.99 %	$ 5,149	1.06 %
Real Estate - Construction	31,593	181	4,028	12.75	934	2.96	1,903	10.87
Commercial Real Estate	434,310	10,148	20,885	4.81	13,671	3.15	8,153	3.76
Commercial Construction	44,176	1,420	3,353	7.59	1,717	3.89	953	3.69
Commercial Business	86,017	2,769	4,270	4.96	6,432	7.48	1,679	3.74
Land - Residential	102,061	791	23,641	23.16	7,037	6.89	10,348	15.96
Land - Commercial	148,864	2,314	39,240	26.36	22,054	14.81	18,621	25.00
Consumer								
Home Equity	401,340	5,217	9,341	2.33	11,680	2.91	5,928	2.97
Manufactured Housing	255,819	3,807	2,899	1.13	3,885	1.52	1,383	1.11
Marine	70,756	981	166	0.23	2,858	4.04	1,233	3.34
Credit Cards [1]	17,797	381	--	--	1,182	6.64	518	5.82
Other	45,812	317	143	0.31	1,658	3.62	1,116	4.51
Total	$ 2,612,215	$ 40,579	$ 135,658	5.19 %	$ 82,731	3.17 %	$ 56,984	4.30 %

Note: Dollars in thousands
[1] Consists of loans past due greater than 30 days, but still accruing interest

Credit Quality – Peer Comparison

NPAs / Assets



NCOs / Average Loans



Legend: FFCH | Peer Median [2]

[1] Based on data available at April 20, 2010 for the respective periods ending September 30, 2009 and March 31, 2010
[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
Data Source: SNL Financial

14

Total Delinquencies [1]



Note: Dollars in thousands
[1] Consists of loans past due greater than 30 days, but still accruing interest

Net Charge – Offs



Note: Dollars in thousands

16

Non-Performing Assets



Note: Dollars in millions

Nonaccrual Loans Geographic Distribution
March 31, 2010



Note: Dollars in thousands

Deposits and Investments

Deposit Mix – March 31, 2010



Deposit Mix

	Balance	Weighted Average Rate at 3/31/10
Non-interest Bearing	$ 203,937	--
Interest Bearing	366,935	0.48 %
Savings	163,451	0.45
Money Market	345,752	0.92
Customer CDs	966,679	2.35
CDARs	157,205	0.77
Brokered - Others	233,633	1.62
Brokered	390,838	1.28
Total Deposits	$ 2,437,592	1.37 %

Legend:
- ■ Non-interest Bearing
- ■ Interest Bearing
- ■ Savings
- ■ Money Market
- ■ Customer CDs
- ■ Brokered - CDARs
- ■ Brokered - Others

- **Strong core deposit growth**

- **Utilize Brokered CD market when cost-efficient**

- **Liquid loan portfolio provides borrowing capacity**

Note: Dollars in thousands

20

Deposit Trends



Note: Dollars in millions

Core Deposit Initiatives

- **Coastal Carolina's "Most Convenient Bank"**
  – Seven-day a week banking
  – Extended banking hours
  – Member of nationwide surcharge-free ATM network

- **Innovative deposit products and services**
  – Moolah Checking
  – In-school banking programs
  – Dollars4Debits™

- **Multiple distribution channels**
  – 18 in-store financial centers
    - Approximately 51% of all new checking account openings
    - In-store average annual checking account growth of 24% [1]
  – Internet banking capabilities
  – Mobile banking

- **Deposit-linked compensation**
  – All customer-relationship employees company wide

[1] Average annual growth from September 2004—September 2009

Investment Portfolio – March 31, 2010

- **52.8% fixed / 47.2% variable**

- **Tax equivalent yield: 5.00%**

- **Weighted average life to call/repricing: 2.0 years; Modified duration: 1.94 years**

	Amortized Cost	Fair Value	OCI	OTTI	AAA	AA	A	BBB	Below Investment Grade [1]
Private Label / CMO	$ 318.0	$ 327.7	$ 5.9	($1.1)	$ 213.7	$ 14.2	$ 23.5	$ 38.9	$ 37.4
100% Bank Trust Preferred CDO	8.3	4.4	(2.4)	(4.6)	-	-	-	-	4.4
Corporate debt and other investments	6.4	6.0	(0.2)	(1.1)	-	-	1.0	2.0	3.0
Agency MBS	95.7	98.8	1.9	-	-	-	-	-	-
Agency CMO	7.7	7.9	0.1	-	-	-	-	-	-
Treasury / Agency	2.1	2.1	-	-	-	-	-	-	-
Municipals [2]	22.0	23.6	-	-	4.1	10.0	7.6	-	1.9
Total [3]	$ 460.2	$ 470.5	$ 5.3	($6.8)	$ 217.8	$ 24.2	$ 32.1	$ 40.9	$ 46.7

- **Private label / CMO**
  - 2003-2005 vintages. All but 3 securities are in super senior or senior tranches (3 are in mezzanine)

- **Bank trust preferred CDOs**
  - ≤$1 Million; all are in mezzanine tranche

Note: Dollars in millions
[1] Below Investment grade or not rated
[2] Credit rating balances based on fair value, not book
[3] Excludes FHLB stock

Financial Results

History of Strong Financial Performance



	For the fiscal year ended				For the 6 mos. ended	
	2007	2008	2009		Mar-09	Mar-10
FFCH Diluted EPS	$ 2.07	$ 1.94	($0.22) [1]		($0.40)	($1.54)

Note: Dollars in thousands, except per share data

[1] Items are shown pre-extraordinary gain of $28.9 million

Net Interest Margin

- **Historically stable NIM driven by strong asset / liability process**

- **Improving trends due to lower cost of funds and Cape Fear transaction**

- **Future upside due to greater pricing power and C&I lending strategy**



[1] Based on data available at April 20, 2010 for the quarters ending December 31, 2009 and March 31, 2010
[2] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
Data Source: SNL Financial

Non-Interest Income

- **5 year FY Average: Non-interest income / total revenue = 37.7% [1]**

- **FY 2009 decline: Economic factors impacting businesses + higher NIM**

- **Future initiatives: Expanding insurance business in Wilmington and enhanced wealth management platform franchise-wide**



Note: Dollars in thousands
[1] Based on the average for the five fiscal years ending September 30, 2009.
   Calculation excludes gains/losses on sales of investments, OTTI, and gains/losses on disposition of assets
[2] Defined as net interest income plus total other income excluding OTTI, gains/losses on sales of investments and gains/losses on disposition of assets

Fee Based Services

6 mos. Mar-09



- 42% Insurance
- 37% Deposit Service Charges
- 15% Mortgage
- 5% Trust/ Brokerage Fees
- 1% Credit Card

6 mos. Mar-10



- 39% Insurance
- 35% Deposit Service Charges
- 14% Mortgage
- 6% 401k
- 5% Trust/ Brokerage Fees
- 1% Credit Card

Legend: ■ Insurance ■ Deposit Service Charges ■ Mortgage ■ 401k ■ Trust/ Brokerage Fees ■ Credit Card

	FY-07	FY-08	FY-09	6 mos. Mar-09	6 mos. Mar-10
Insurance Revenues	$ 22,046	$ 24,830	$ 24,667	$ 12,211	$ 12,925
Deposit Service Charges and Fees	21,566	23,901	22,501	10,949	11,525
Mortgage Banking Income	4,255	7,456	8,070	4,412	4,479
401k Administrative Services[1]	--	--	838	--	1,799
Trust / Brokerage Fees	3,628	3,896	3,032	1,627	1,557
Credit Card Fee Income	796	858	802	390	417
Total Fee Income	52,291	60,941	59,910	29,589	32,702
Other Non-Interest Income/(Loss)[2]	993	1,960	(5,649)	(3,690)	(3,635)
Total Non-Interest Income	$ 53,284	$ 62,901	$ 54,261	$ 25,899	$ 29,067

Note: Dollars in thousands
[1] American Pensions, Inc. acquisition, July 1, 2009
[2] Includes OTTI, real estate owned operations and other non-fee-based income

28

Insurance Operations

- **Successful acquiror of well-respected, highly-profitable Southeastern insurance agencies**
- **Ranked 2nd nationally for contribution of insurance operations to total net income [1]**
- **Major carriers represented: Allstate, Cincinnati, Hartford, Selective, Travelers**
- **47% P&C – Commercial; 38% P&C – Personal; 15% Life & Health [2]**



Insurance Rev./					
Non-Int. Inc.	41.4 %	39.5 %	45.5 %	47.1 %	44.5 %

Note: Dollars in thousands

[1] Bank Insurance and Securities Association, December 2009

[2] Based on insurance commissions for the rolling twelve month period ending March 31, 2010

[3] Defined as net interest income plus total other income excluding OTTI, gains/losses on sales of investments and gains/losses on disposition of assets

29

Wealth Management Platform

- **Deliver Banking, Brokerage, Insurance, Trust and 401K services**

- **Mass / Select affluent ($100,000 - $2 million of investable assets) - target market aligning delivery capabilities with market demographics**

- **Planned future enhancement of capabilities to capture additional opportunities in the Select Affluent space (above $2 million)**

- **Client-centric advisory-driven sales model – team approach**

- **Concierge level service leveraging the historic legacy and reputation of the First Federal brand**

Efficiency Ratio

Cost savings initiatives have benefited FFCH in the challenging operating environment



Efficiency Ratio					
FFCH Consolidated	67.2 %	64.3 %	59.6 %	61.7 %	61.5 %
Peer Median [1]	63.6	68.5	70.6 [2]	73.3 [2]	74.3 [2]

Note: Financial information based on respective companies' fiscal year-end dates
[1] Represents publicly-traded Southeast commercial banks and thrifts with total assets of $ 1.0 billion - $ 5.0 billion
[2] Based on data available at April 20, 2010, for the respective periods
Data Source: SNL Financial

Capital Alternatives

	Reported	Pro Forma - Capital Downstreamed from Holding Company		
	03/31/10	$20MM	$30MM	$40MM
Thrift-Level				
Core Capital Ratio (5%)	7.7%	8.3%	8.6%	8.8%
Tier I Capital Ratio (6%)	9.8%	10.6%	11.0%	11.4%
Risk-Based Capital Ratio (10%)	11.1%	11.9%	12.2%	12.6%
Classified Assets / Tier 1 Capital (%)	94.4%	87.7%	84.6%	81.8%
Texas Ratio (%) [1]	42.6%	40.3%	39.2%	38.2%

[1] Texas Ratio defined as (loans past due greater than 90 days + non-performing assets) / (tangible common equity + loan loss reserves)

Investment Highlights

- **Proven management team**

- **Diversified income stream and balance sheet**

- **Long-term attractive banking markets**

- **Attractive expansion opportunities in banking and insurance businesses**

- **Exceptional "You're First" customer service and convenience**

- **Core deposit growth**

- **Effective management of interest-rate risk**

- **Opportunities in C&I lending and wealth management**

Appendix

Consumer Lending

Home Equity Loans

- Average LTV is 72% which includes our second position equity lines along with another lender's first position [1]

- 100% variable rate (prime-based)

- Average line amount = $81,377

- Average home value = $327,332 [1]

- Delinquent and nonaccrual loans to gross loan balance = 3.63%

Manufactured Housing

- 100% fixed rate

- Average loan balance = $38,492

- Average rate = 9.22%

- Delinquent and nonaccrual loans to gross loan balance = 2.62%

- State of Origin:

SC	61 %
FL	16
NC	12
GA	7
Other	4

	Net Charge-Offs / Average Loans				
	FY 2007	FY 2008	FY 2009	YTD-09	YTD-10
Home Equity	0.04 %	0.34 %	1.17 %	0.94 %	2.96 %
Manufactured Housing	0.98 %	0.93 %	1.10 %	0.97 %	1.10 %

[1] Measured at the time of origination

Credit Quality – Recent Trends

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10
Delinquent + Nonaccrual					
Real Estate - Residential					
$	$ 30,893	$ 34,520	$ 33,423	$ 38,485	$ 39,945
%	3.50 %	3.71 %	3.52 %	3.98 %	4.10 %
Real Estate - Construction					
$	$ 10,870	$ 7,785	$ 5,110	$ 4,988	$ 4,209
%	19.26 %	13.71 %	12.42 %	15.21 %	13.32 %
Commercial Real Estate					
$	$ 5,534	$ 6,076	$ 11,044	$ 25,794	$ 31,033
%	1.72 %	1.77 %	2.54 %	5.90 %	7.15 %
Commercial Construction					
$	$ 2,242	$ 2,265	$ 2,284	--	$ 4,773
%	5.40 %	4.77 %	4.29 %	--	10.80 %
Commercial Business					
$	$ 1,565	$ 1,922	$ 1,264	$ 6,093	$ 7,039
%	1.68 %	0.98 %	1.31 %	6.87 %	8.18 %
Land - Residential					
$	$ 14,035	$ 16,199	$ 24,830	$ 19,339	$ 24,432
%	9.79 %	8.63 %	14.66 %	18.26 %	23.94 %
Land - Commercial					
$	$ 5,918	$ 13,747	$ 22,850	$ 34,449	$ 41,554
%	5.49 %	11.56 %	17.47 %	19.90 %	27.91 %
Home Equity					
$	$ 7,979	$ 9,748	$ 7,697	$ 12,717	$ 14,558
%	2.24 %	2.47 %	1.95 %	3.17 %	3.63 %
Manufactured Housing					
$	$ 4,209	$ 5,200	$ 5,411	$ 6,412	$ 6,706
%	1.81 %	2.18 %	2.22 %	2.56 %	2.62 %
Marine					
$	$ 804	$ 1,161	$ 954	$ 2,000	$ 1,147
%	1.03 %	1.49 %	1.16 %	2.71 %	1.62 %
Credit Cards					
$	$ 382	$ 377	$ 224	$ 239	$ 381
%	2.37 %	2.22 %	1.28 %	1.29 %	2.14 %
Other					
$	$ 601	$ 829	$ 874	$ 1,225	$ 460
%	1.17 %	1.47 %	1.75 %	2.50 %	1.01 %
Total	$ 85,032	$ 99,829	$ 115,965	$ 151,741	$ 176,237

Note: Dollars in thousands

36

Credit Quality – Recent Trends

	Mar-09	Jun-09	Sep-09	Dec-09	Mar-10
Net Charge-offs / Loans [1]					
Real Estate - Residential					
$	$ 167	$ 231	$ 943	$ 1,328	$ 3,821
%	0.08 %	0.10 %	0.40 %	0.55 %	1.55 %
Real Estate - Construction					
$	$ 1,205	$ 2,010	$ 569	$ 807	$ 1,096
%	8.54 %	12.76 %	4.91 %	8.69 %	13.98 %
Commercial Real Estate					
$	$ 119	$ 35	$ 166	$ 1,022	$ 7,131
%	0.15 %	0.04 %	0.16 %	0.94 %	6.57 %
Commercial Construction					
$	--	--	--	$ 953	--
%	--	--	--	7.05 %	--
Commercial Business					
$	$ 1,126	$ 946	$ 654	$ 652	$ 1,027
%	4.86 %	2.77 %	2.03 %	2.90 %	4.69 %
Land - Residential					
$	$ 387	$ 2,485	$ 955	$ 4,394	$ 5,954
%	1.08 %	5.82 %	2.13 %	12.42 %	22.71 %
Land - Commercial					
$	--	$ 1,110	$ 546	$ 6,262	$ 12,359
%	--	3.36 %	1.74 %	17.16 %	30.56 %
Home Equity					
$	$ 1,447	$ 1,154	$ 1,549	$ 2,619	$ 3,309
%	1.62 %	1.18 %	1.57 %	2.63 %	3.30 %
Manufactured Housing					
$	$ 654	$ 717	$ 866	$ 745	$ 638
%	1.13 %	1.03 %	1.43 %	1.20 %	1.01 %
Marine					
$	$ 808	$ 383	$ 377	$ 612	$ 621
%	4.15 %	1.97 %	1.95 %	3.27 %	3.44 %
Credit Cards					
$	$ 164	$ 214	$ 228	$ 254	$ 264
%	4.07 %	5.14 %	5.28 %	5.75 %	5.82 %
Other					
$	$ 726	$ 205	$ 454	$ 618	$ 498
%	5.63 %	2.31 %	3.33 %	4.89 %	4.19 %
Total	$ 6,803	$ 9,490	$ 7,307	$ 20,266	$ 36,718

Note: Dollars in thousands
[1] NCOs / Loans percentages calculated on an annualized basis

37

FIRST FINANCIAL HOLDINGS, INC.



FIRST SOUTHEAST
Investor Services, Inc.

FIRST SOUTHEAST
Insurance Services, Inc.

The KIMBRELL
Company, Inc.

JOHNSON
Insurance Associates, Inc./
Benefit Administrators, Inc.

SOMERS-PARDUE
Insurance Services

KINGHORN
Insurance Services, Inc.

ATLANTIC
Acceptance Corp.

AMERICAN
Pensions, Inc.